U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant: NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption: Daniel Dicker

3. Address of person relying on exemption:	Dicker’s Address:

20 Ascot Ridge Great Neck, NY 11021

4. Written materials: The following materials are attached:

(a) Letter from Mr. Daniel Dicker to the Shareholders of NYMEX.

April 3, 2006

After exhausting the available appeal process within NYMEX, I have decided not to pursue further legal action to contest the Nominating sub-Committee’s decision to disqualify my candidacy for chairman. I believe that pursuing a court challenge would be to put my personal interests ahead of our shareholders by attracting negative attention to our exchange.

The serious questions about the way we govern and manage our business remain, however. Therefore, I intend to vigorously pursue election as a director of NYMEX and to present eight others who share my independence and commitment to vigilance. These candidates of our ReNEW NYMEX slate are:

•	David Stern
•	Arnold Staloff
•	James Sims
•	Mike Epstein
•	William Schaefer
•	Harry Shulman
•	Steven Winter
•	Napier Collyns

In addition, ReNEW NYMEX endorses David Blumenthal, an executive of Phibro, in the trade category.

ReNEW NYMEX has been using its influence to focus NYMEX leadership on the critical issues facing our franchise. We argued for the best deal with General Atlantic and our exchange responded, with an amended proxy that increased valuation by 26% and is now allowing shareholders the right to elect a new board. We questioned the robustness of NYMEX’s electronic platform, Clearport Trading, its weak distribution and lack of industry confidence. We challenged management on whether it was capable of competing and recapturing market share from the Intercontinental exchange. Again, our exchange has moved forward, and reportedly entered into a licensing agreement to list our energy products on the Chicago Mercantile Exchange’s state-of-the-art GLOBEX platform, a move, which based on available information, we can only enthusiastically endorse.

We believe, however, that the greatest opportunity for shareholders lies ahead. We have watched while the CME has experienced exponential growth since its IPO three years ago, from an initial price of $35 dollars a share to a price now approaching $450 dollars a share. NYMEX has every opportunity to enjoy that kind of success. This is the vision that drives ReNEW NYMEX.

Getting there, however, will require independent directors operating in the interest of all shareholders, eschewing short-term gains and focusing on the long haul. You can rely on the candidates comprising our slate to do precisely that.

I, Daniel Dicker am the beneficial owner of 180,000 shares of common stock of NYMEX Holdings, Inc. and two Class A memberships in New York Mercantile Exchange, Inc.

/s/ Daniel Dicker

DANO

dano@renewnymex.com

A proxy statement containing important information about the election of directors of NYMEX Holdings, Inc. and other matters will be filed with the Securities and Exchange Commission and mailed to the stockholders of NYMEX Holdings prior to NYMEX Holdings’ Annual Meeting of Stockholders scheduled for May 1, 2006. You are urged to read the proxy statement when it becomes available. When it is filed with the SEC, the proxy statement, as well as all of NYMEX Holdings’ SEC filings, can be obtained free of charge from the SEC’s website at www.sec.gov. Copies of the proxy statement may also be obtained free of charge from the Office of Corporate Governance of NYMEX Holdings, Inc.